CITIGROUP GLOBAL MARKETS INC.

January 31, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Continental Building Products, Inc.
Registration Statement on Form S-1 (File No. 333-193078)

Ladies and Gentlemen:

As representatives of the underwriters of the proposed public offering of common stock of Continental Building Products, Inc. (the “Company”) and pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 2:00 p.m., Eastern Time, on February 4, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated January 23, 2014, through the date hereof:

2,791 copies to prospective underwriters, institutional investors, dealers and others

The undersigned has, and each participating underwriter has advised the undersigned that it has, complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[Signature page follows]

Very truly yours, CITIGROUP GLOBAL MARKETS INC. CREDIT SUISSE SECURITIES (USA) LLC As Representatives of the several Underwriters

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Benjamin W. Eldredge
	Name:	Benjamin W. Eldredge
	Title:	Managing Director